SCHEDULE 13G/A FILINGS



DATE:  December 31, 2006

SECURITY NAME:  BUILDERS TRANSPORT INCORPORATED

CUSIP:	120084108

CIK#:  0000726617

IRS#:  581186216

Exchange:  OTC US

ADDRESS: 109 LAME HORESE ROAD
	 PO BOX 24949
	 COLUMBIA SC 29020

SOLE VOTING SHARES:		0

SHARED DISPOSITIVE SHARES:	0

AGGREGATE AMOUNT:		0

SHARES OUTSTANDING:		0

% OWNED BY LOOMIS:		0%

LOOMIS CIK#:  			0000312348

LOOMIS IRS#:  			043200030

LOOMIS PASSWORD: 		xxxxxxxx


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

BUILDERS TRANSPORT INCORPORATED
____________________________________________
(Name of Issuer)

Common stock
____________________________________________
(Title of Class of Securities)

120084108
_________________________
(CUSIP Number)



Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than 5 percent of the class securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of the cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act
(however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 120084108	13G/A		Page 2 of 5 Pages

1.NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Loomis Sayles & Co., L.P.
#04-3200030
______________________________________________________________________________
2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [  ]
(b)  [  ]
______________________________________________________________________________
3.SEC USE ONLY


______________________________________________________________________________
4.CITIZENSHIP OR PLACE OF ORGANIZATION
Place of Organization - Delaware.
Principal Office of Reporting Person is in Boston, MA.
______________________________________________________________________________
				5.	SOLE VOTING POWER
					-0-
	NUMBER OF
	   SHARES		6.	SHARED VOTING POWER
         BENEFICIALLY			-0-
      OWNED BY EACH
	REPORTING		7.	SOLE DISPOSITIVE POWER
         PERSON WITH			-0-

				8.	SHARED DISPOSITIVE POWER
					-0-

______________________________________________________________________________
9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
______________________________________________________________________________
10.CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
______________________________________________________________________________
11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%
______________________________________________________________________________
12.TYPE OF REPORTING PERSON* Investment adviser

*SEE INSTRUCTIONS BEFORE FILLING OUT


Item 1(a).	Name of Issuer
		Builders Transport Incorporated
Item 1(b).	Address of Issuers Principal Office
		109 Lame Horese Road
		PO BOX 24949
		Columbia SC 29020

Item 2(a).	Name of Person Filing
		Loomis, Sayles & Co., L.P.

Item 2(b).	Address of Principal Business Office
		One Financial Center
		Boston, MA  02111

Item 2(c).	Place of Organization - Delaware.
		Principal office of Reporting Person is Boston, MA

Item 2(d).	Title of Class of Securities
		Common Stock

Item 2(e).	CUSIP Number
		120084108

Item 3.If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)[ ]Broker or dealer registered under Section 15 of the Act
(b)[ ]Bank as defined in Section 3(a)(6) of the Act
(c)[ ]Insurance Company  registered under Section 3(a)(19) of the Act
(d)[ ]Investment company registered under Section 8 of the InvestmentCompany Act
(e)[x]Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
(f)[ ]Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund:
see Section 240.13d-1(b)(1)(ii)(F)
(g)[ ]Parent Holding Company, in accordance with Section 240.13d-(b)(ii)(G) (Note: See Item 7)
(h)[ ]Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


Item 4.	Ownership

If the percent of the class owned, as of December 31 of the year covered by the statement,or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds 5 percent,provide the following information as of that date and identify those shares which there is a right to acquire.

(a)	Amount beneficially owned:	0
(b)	Percent of Class:		0%
(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: -0-
(ii)	shared power to vote or to direct the vote: -0-
(iii)	sole power to dispose or to direct the disposition of:-0-
(iv)	shared power to dispose or direct the disposition of: -0-

Loomis, Sayles & Company, L.P. disclaims any beneficial interest in any of the foregoing securities.

Item 5.Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt ofdividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Clients of Reporting Person have such a right, none of whom has such interest relating to more than 5% of any class.


Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Inapplicable

Item 8.	Identification and Classification of Members of the Group.  If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H),  so indicate under
Item 3(b) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c),attach an exhibit stating the identity of each member of the group.

Inapplicable

Item 9.	Notice of Dissolution of Group

Inapplicable
Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2007

Signature:	/s/ Geraldine M. Leahy

Name/Title:	Geraldine M. Leahy/VP and Trading Compliance Manager